Exhibit 99.11
PENGROWTH CORPORATION
- and -
COMPUTERSHARE TRUST COMPANY
OF CANADA
AMENDED AND RESTATED ROYALTY INDENTURE
Pengrowth Corporation
July 27, 2006
Petroleum and Natural Gas Royalty Units

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1

1.01	Definitions	1
1.02	Capacity of the Trustee	11
1.03	Gender and Number	11
1.04	Interpretation Not Affected by Headings, Etc.	11
1.05	Day Not a Business Day	11
1.06	Time of the Essence	12
1.07	Applicable Law	12
1.08	References	12

ARTICLE II GRANT OF THE ROYALTY		12

2.01	Royalty	12
2.02	Operations	15
2.03	Drilling and Other Credits	17
2.04	Books and Records	17
2.05	Commingling Production	18
2.06	Disposition, Assignments and Acquisitions	18
2.07	Lesser Interest	19
2.08	Conflicts of Interest	20
2.09	Force Majeure	20
2.10	Rights and Remedies of the Unitholders	20
2.11	Term of the Royalty	21

ARTICLE III ISSUE OF ROYALTY UNITS		21

3.01	Creation and Issue of Royalty Units	21
3.02	Form and Terms of Royalty	21
3.03	Royalty Unitholder not a Shareholder	22
3.04	Signing of Royalty Unit Certificate	22
3.05	Certification by the Trustee	22
3.06	Interim Royalty Unit Certificate	22
3.07	Registration of Royalty Units	23
3.08	Ownership and Transfer of Royalty Units	24
3.09	Issue of Substitution for Royalty Unit Certificates Lost, etc.	24
3.10	Exchange of Royalty Unit Certificates	25
3.11	Issue of New Units	25
3.12	Liquidation of the Corporation	25

ARTICLE IV EXCHANGE FOR TRUST UNITS		26

4.01	Exchange Right	26
4.02	Exercise of Exchange Right	27
4.03	Issue of Royalty Unit Certificates	27

ARTICLE V CONVERSION TO WORKING INTEREST		28

5.01	Conversion Right	28

- ii -

5.02	Exercise of Conversion Right	28
5.03	Cancellation of Royalty Unit Certificates	29

ARTICLE VI COVENANTS OF THE CORPORATION		29

6.01	General Covenants	29
6.02	Cash Distributions	29
6.03	Liability of Unitholders	29
6.04	Non-Recourse Against Unitholders	30
6.05	Trustee’s Remuneration and Expenses	30
6.06	Performance of Covenants by the Corporation	30

ARTICLE VII RESTRICTIONS ON BUSINESS OF GRANTOR		30

7.01	Conduct of Business	30

ARTICLE VIII MEETINGS OF UNITHOLDERS		31

8.01	Right to Convene Meetings	31
8.02	Notice	31
8.03	Chairman	32
8.04	Quorum	32
8.05	Power to Adjourn	32
8.06	Show of Hands	32
8.07	Poll and Voting	32
8.08	Regulations	33
8.09	Corporation and Trustee May Be Represented	34
8.10	Powers Exercisable by Extraordinary Resolution	34
8.11	Meaning of “Extraordinary Resolution”	36
8.12	Powers Cumulative	37
8.13	Minutes	37
8.14	Instruments in Writing	37
8.15	Binding Effect of Resolutions	37
8.16	Evidence of Rights of Royalty Unitholders	37

ARTICLE IX SUCCESSOR CORPORATIONS		38

9.01	Certain Requirements	38
9.02	Vesting of Powers in Successor	38

ARTICLE X NOTICES		39

10.01	Notice to Corporation	39
10.02	Notice to Unitholders	39
10.03	Notice to Trustee	39

ARTICLE XI CONCERNING THE TRUSTEE		40

11.01	Rights and Duties of Trustee	40
11.02	Evidence, Experts and Advisors	41
11.03	Documents, Monies, etc. Held by Trustee	41
11.04	Actions by Trustee to Protect Interest	42
11.05	Trustee not Required to Give Security	42

- iii -

11.06	Protection of Trustee	42
11.07	Replacement of Trustee: Successor by Merger	43
11.08	Conflict of Interest	43
11.09	Acceptance of Duties	44
11.10	Trustee Not to be Appointed Receiver	44
11.11	The Manager	44

ARTICLE XII SUPPLEMENTAL INDENTURES		45

12.01	Provision for Supplemental Indentures for Certain Purposes	45

ARTICLE XIII RESERVE		45

13.01	Establishment	45
13.02	Contributions to the Reserve	46
13.03	Use of Reserve	46
13.04	Termination of Reserve	46
13.05	Reclamation Trust	46

ARTICLE XIV EXECUTION AND FORMAL DATE		47

14.01	Execution in Counterparts	47
14.02	Formal Date	47

ARTICLE XV MISCELLANEOUS		47

15.01	Assignment	47
15.02	No Partnership	47
15.03	No Waiver	47
15.04	Further Assurances	48
15.05	No Implied Terms	48
15.06	Time of the Essence	48

     THIS AMENDED AND RESTATED ROYALTY INDENTURE is made as of the 23rd day of June, 2006, and is an amendment and restatement of the Royalty Indenture dated December 2, 1988 as amended by successive Supplemental Royalty Indentures and other amendments.
BETWEEN:
PENGROWTH CORPORATION, a body corporate incorporated under the laws of the Province of Alberta with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation” or the “Grantor”)
AND
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in the City of Calgary, in the Province of Alberta, for and on behalf of the Royalty Unitholders and the Trust Unitholders (hereinafter called the “Trustee” or the “Grantee”)
     WITNESSETH THAT:
     WHEREAS the Corporation, as Grantor, hereby grants to Royalty Unitholders the Royalty;
     WHEREAS the Corporation is desirous of creating and issuing Royalty Units, the issuance of which is provided by this indenture; and
     WHEREAS the Trust Unitholders are entitled to certain of the same rights and subject to certain of the same obligations as Royalty Unitholders;
     NOW THEREFORE this indenture witnesseth that in consideration of the premises and mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:
ARTICLE I
INTERPRETATION
1.01 Definitions
     In this indenture and in the Royalty Units, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:
a)	“Act” means the Income Tax Act (Canada), RSC 1985, c.1, 5th Supp., and the rules and regulations applicable thereto;

b)	“Advisor” means Pengrowth or such other advisor as may be appointed from time to time under the Management Agreement;

c)	“Affiliate” when used to indicate a relationship with any Person has the meaning ascribed to it in the Business Corporations Act (Alberta);

d)	“ARC” means Alberta royalty credit as the same is provided for in Part 11 of the Alberta Corporate Tax Act, or in any similar legislative provisions substituted therefor, to the extent received by the Royalty Unitholders in respect of or attributable to the Properties;

e)	“Auditors” means the auditor of the Corporation, appointed from time to time;

f)	“Business Day” means any day other than a day on which the main office of the Trustee in the City of Calgary is not open for business;

g)	“Canadian Resource Properties” means Canadian resource properties within the meaning of subsection 66(15) of the Act;

h)	“Capital Expenditures” means:
i)	all money expended (exclusive of costs in subclauses (ii) and (iii) below) for drilling, coring, logging and testing a well for the recovery of Petroleum Substances, including surface and intermediate casing, and in the case of a well which is not completed for the taking of production, includes the cost of abandoning the well and costs of restoring the drilling site;

ii)	all money expended (exclusive of costs in subclauses (i) and (iii)) for acquiring and installing casing left in the hole (excluding surface and intermediate casing) and the costs incurred subsequent to that point in time when a well has been drilled to total depth and the authorized logs and tests have been run in attempting to complete the well for the taking of Petroleum Substances, up to and including:
A.	in the case of a gas well, the wellhead and the costs of running adequate back pressure tests;

B.	in the case of an oil well, the wellhead and the costs of running adequate production tests;
which, without restricting the generality of the foregoing, shall include costs incurred in perforating, stimulating, treating, fracing and swabbing the well;
iii)	all money expended (exclusive of costs in subclauses (i) and (ii) above) to acquire and install equipment required to produce Petroleum Substances from the well including, without restricting the generality of the foregoing, the pump (or other artificial lift equipment), the acquisition and installation of flow lines and production tankage serving the well and, where necessary, a heater, dehydrator or other facility for the initial treatment of the Petroleum Substances produced from the well to prepare such production for transport to market, but specifically excluding all costs incurred beyond the point of entry into a gathering system, plant or other common facility and the cost of manufacturing, processing, treating or refining of Petroleum Substances where such costs are incurred for the purpose of marketing or disposing of the Petroleum Substances attributable to the Properties; and
iv)	all money expended (exclusive of costs in subclauses (i), (ii) and (iii) above) on the acquisition or installation of depreciable property which if owned at the end of a year would entitle the owner to a deduction under the regulations made under paragraph 20(l)(a) of the Act in computing income for that year or a previous year;
but shall not include Operating Costs, or money expended which is reasonably attributable to the earning of Other Revenue, as determined by the Auditors, subject only to adjustment by virtue of assessment or reassessment by Canada Revenue Agency;
i)	“Cash Distributions” means, at the discretion of the Board of Directors of the Grantor, either:
i)	the quarterly payments payable on the 15th day of each of February, May, August and November in each year by the Grantor to the Royalty Unitholders of record on the tenth Business Day preceding the Cash Distribution date, representing, in the aggregate, their respective shares of the Royalty, less, by way of set-off, Reimbursed Crown Charges for the calendar quarter immediately preceding the then current Cash Distribution date; or

ii)	the monthly payments made with respect to any calendar month on the 45th day following the end of such month by the Grantor to the Royalty Unitholders of record on the tenth Business Day preceding the Cash Distribution date, their respective shares of payments representing, in each month, the monthly payment which will result in the payments by the Grantor to the Royalty Unitholders for each calendar month aggregating the Royalty, less by way of set-off, Reimbursed Crown Charges for the calendar month;
j)	“Common Shares” means the common shares in the capital of the Corporation;

k)	“Counsel” means a law firm (who may be counsel to the Corporation) acceptable to the Trustee;

l)	“Credit Facility” includes any and all facilities negotiated by the Corporation for the borrowing of money by the Corporation;

m)	“Crown Obligations” means all amounts relating to Properties and required to be included in computing the income of the Grantor pursuant to paragraph 12(l)(o) of the Act or disallowed as a deduction by the Grantor pursuant to paragraph 18(l)(m) of the Act, including, for greater certainty, amounts deemed by Section 80.2 of the Act to be amounts described in paragraph 18(l)(m) of the Act paid by the Grantor;

n)	“Debt Service Charges” means all interest and principal repayments related to the borrowing of funds by the Grantor for all purposes in connection with its business as contemplated herein, including, without limitation, the funding of Capital Expenditures and the acquisition of Canadian Resource Properties where permitted, but excluding principal repayments and interest relating to the borrowing of funds in connection with the acquisition of Other Investments, except to the extent contemplated in the definition of “Royalty Income”;

o)	“Drilling Credits” means all allowable work credits, drilling credits, grouping rights, dryhole contributions, bottomhole contributions, geophysical and petroleum incentive payments and other similar incentive benefits resulting from any expense made on the Properties which are borne by the Grantor;

p)	“Exchangeable Shares” means the exchangeable shares in the capital of the Corporation;

q)	“Extraordinary Resolution” has the meaning attributed to it in Sections 8.10 and 8.11;

r)	“Fund” means Pengrowth Energy Trust, which is an investment trust established and maintained pursuant to the Trust Indenture for the purpose of purchasing and holding Royalty Units and other assets on behalf of certain investors;

s)	“General and Administrative Costs” means the amount in aggregate representing all expenditures and costs incurred in the management and administration of the Royalty, the Fund and the Units including without limitation:
i)	all reasonable costs and expenses related to the Royalty or the Fund, properly attributable to the Units and paid directly to third parties by or on behalf of the Grantor, the Fund, or their Affiliates including, without limitation, trustee’s fees, provided that all such third parties shall be dealing at arm’s length (as such term is defined in Section 251 of the Act) with the party incurring the expense; and

ii)	all reasonable costs and expenses incurred by Pengrowth specifically for the Grantor or the Fund in respect of the Units, including, without limitation, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time (other than for the President and Chairman of Pengrowth) and those costs and expenses incurred by Pengrowth in discharging its obligations under the Management Agreement (other than the Management Fee);
t)	“Gross Revenue” for any period means without duplication:
i)	the cash proceeds payable to, and received by, the Grantor from the sale of Petroleum Substances, bitumen and oil sands produced, saved and marketed from or allocated or attributable to the Properties; plus

ii)	Crown Obligations to the extent that the cash proceeds referred to in (i) immediately above are reduced by virtue of any such Crown Obligations; plus

iii)	all grants, incentives, rebates, or reimbursements, other than credits or rebates or other similar amounts under applicable income tax legislation, which Grantor has received in cash in the period in respect of the Properties or any production of Petroleum Substances therefrom; plus

iv)	payments received by the Grantor for Petroleum Substances attributable to the Properties pursuant to a “take or pay” contract for the sale of Petroleum Substances which are not taken at the time of payment therefor, and payments made by a buyer in lieu of or as a compromise for payments otherwise required to be made under a “take or pay” contract and payments in consideration of a waiver or compromise of any buyer’s obligations under a “take or pay” contract (provided that in the event that the sales proceeds are later adjusted as between the buyer and the seller of the Petroleum Substances, then the Grantor and the Royalty Unitholders shall adjust such proceeds likewise); plus

v)	all other money and things of value received by or inuring to the Grantor hereto by virtue of its legal or beneficial ownership of the Properties (excepting Drilling Credits received other than in the form of cash, the sale, rental or exchange proceeds of Tangibles, or unitization or pooling equalization payments relating to Tangibles); plus

vi)	all Drilling Credits in respect of the Properties which are received in cash; plus

vii)	any amount paid into the Reserve in a prior period pursuant to subsection 13.02(b) or (c) hereof that the Grantor determines, in its reasonable discretion in accordance with good business practices, ought to be paid to the Royalty Unitholders;
provided however, the proceeds and payments referenced above shall not include:
i)	ARC; or

ii)	Other Revenue; or

iii)	proceeds from the sale of Canadian Resource Properties; or

iv)	all amounts received by the Corporation in connection with the borrowing of Funds;
u)	“Investment Income” means net income from Other Investments, whether in the form of distributions, dividends, interest or otherwise;

v)	“Leases” means collectively the petroleum and/or natural gas leases, reservations, permits, licenses or other documents of title to the Properties and all extensions or renewals thereof by virtue of which the holder thereof is entitled to drill for, win, take or remove the Petroleum Substances underlying all or any part of the Properties;

w)	“Management Agreement” means the Amended and Restated Management Agreement made and in force from time to time among the Grantor, the Trustee, the Fund and Pengrowth;

x)	“Management Fee” or “Management Fees” means the fee or fees payable in accordance with the Management Agreement and described therein as the Management Fee;

y)	“Net Production Revenue” means Gross Revenue less Operating Costs;

z)	“Operating Costs” for any period means all money reasonably expended without duplication for operating, maintaining and utilizing Properties and the wells and equipment thereon insofar as the same are reasonably allocable to the Properties including, without limitation:
i)	all costs necessarily expended including labour (including fringe benefits and travel expenses), materials, supplies and services for operating, reworking, replacing, repairing, maintaining and utilizing wells, mines, flowlines, pumps, treaters, dehydrators, compressors, processing facilities, vehicles, equipment and field offices on or serving the Properties and all costs for the creation of any unit or units in which any of the Properties are or may be included and any other amounts paid to any operator of the Properties;

ii)	all costs incurred beyond the point of entry into a gathering system, plant or other common facility to the point of the initial sale of Petroleum Substances produced from the Properties;

iii)	storage, transportation, freight, tank car, pipeline tariffs and other expenses to move production to the point where it is sold;

iv)	lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments and other royalties, lease burdens and encumbrances which are paid on, or in respect of, production from the Properties but only to the extent that on the date of acquisition of the Properties by the Grantor, such burdens or encumbrances constitute a charge on the Properties or on the production of or sale proceeds of Petroleum Substances produced from the Properties;

v)	payments required to maintain an interest in the Properties including surface and petroleum or natural gas lease, licence or permit, deposits, rentals, delay rentals, renewal or extension fees, royalties, payments in respect of right of entry and related legal costs for title work and petroleum or natural gas lease, licence or permit, acquisition and bonus costs;

vi)	all money required to be expended to repay any buyer of Petroleum Substances where the said buyer of Petroleum Substances has prepaid for the delivery of Petroleum Substances attributable to the Properties and thereafter has not taken delivery thereof;

vii)	all money required to be expended to make up any Petroleum Substances and the fair market value of any Petroleum Substances which are supplied, in kind, by the Grantor from lands other than the Properties, where any buyer of Petroleum Substances has prepaid for the delivery of Petroleum Substances attributable to the Properties or otherwise and thereafter such buyer has requested delivery of the Petroleum Substances and the Grantor is not reasonably able to meet delivery requirements with Petroleum Substances produced from the Properties;

viii)	sales and use taxes and customs and excise duties and taxes levied on production and not payable by the party purchasing the production, taking into account any adjustment thereto including additional assessments and refunds;

ix)	ad valorem, property, production, severance, mineral, occupation, gross production and similar taxes and assessments imposed by any competent governmental authority based on or measured by the ownership of property or the production of Petroleum Substances or any of them or the receipt of proceeds therefrom, taking into account any adjustment thereto including additional assessments and refunds; and

x)	all other taxes, rates and charges, charged, levied or rated by any competent governmental authority on the Properties, the Leases, the production of Petroleum Substances therefrom or the revenues therefrom including without limitation any new or additional tax or levy which may hereafter be levied or imposed on the Properties, the Leases, the production of Petroleum Substances therefrom or the revenues therefrom;
excluding:
i)	income taxes imposed directly on the parties hereto pursuant to the Act or any similar provincial legislation or any new legislation passed in replacement thereof;

ii)	Crown Obligations (except to the extent that payment thereof is waived pursuant to Section 2.01(d) hereof);

iii)	the Management Fee;

iv)	any other taxes, rates or charges including, without limitation, any new or additional tax or levy which may hereafter be levied or imposed and which are based on or measured by the ownership of property or the production of Petroleum Substances or any of them or the receipt of proceeds therefrom and for which the Royalty Unitholders are directly liable;

v)	Debt Service Charges and General and Administrative Costs;

vi)	any costs which are reasonably attributed to the earning of Other Revenue as determined by the Auditor, subject only to adjustment by virtue of assessment or reassessment by Canada Revenue Agency; and

vii)	any costs paid out of the Reserve;
aa)	“Other Investments” means shares, units, interests and other investments of or in property that is not subject to the Royalty;

bb)	“Other Revenues” means, in respect of a month, 99% of all revenues which accrue during such month in respect of the Properties or otherwise (other than Gross Revenues, ARC and proceeds from the sale of Canadian Resource Properties), including, without limitation:
i)	fees and similar payments made by third parties for the processing, transportation, gathering, storage or treatment of the Petroleum Substances in Tangibles;

ii)	proceeds from the sale of any interest in Tangibles or miscellaneous assets;

iii)	insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance;

iv)	income from investing the incentives, rebates and credits in respect of production costs, other than ARC;

v)	royalty and similar income, if any, which is not included in the definition of “Properties”;

vi)	overhead recoveries received from third parties in respect of their working interests in Properties operated by the Grantor;

vii)	trust distributions; and

viii)	Investment Income less principal repayments and interest on loans and indebtedness incurred in relation to Other Investments;
provided further that Other Revenues will not include ARC payable to the Royalty Unitholders in respect of Crown Obligations which the Royalty Unitholders reimburse to the Grantor;
cc)	“Pengrowth” means Pengrowth Management Limited, the initial Advisor under the Management Agreement;

dd)	“Person” includes any natural person, corporation, limited partnership, general partnership, joint stock property, joint venture, association, company, limited liability company, trust, bank, trust company or other organization, whether or not a legal entity, and government authority;

ee)	“Petroleum Substances” means petroleum, natural gas, sulfur and all related hydrocarbons and other substances including without limitation, all liquid hydrocarbons, and all other substances, whether gaseous, liquid or solid and whether hydrocarbon or not (except coal), produced in association with such petroleum, natural gas or related hydrocarbons from the Properties, except substances produced from the processing of hydrocarbons beyond the crude oil stage or its equivalent;

ff)	“Property” or “Properties”, as the case may be, means those lands, property, geological zones therein, wells and natural accumulations of petroleum or natural gas, that the Grantor has an interest in and that are:
i)	Canadian Resource Properties; and

ii)	legally or beneficially owned from time to time by the Grantor, including, without limitation, Petroleum Substances within, upon or under such lands, together with the right to explore for and recover same insofar as such rights are granted by the Leases and any royalty or net profits interest computed by reference to the production from or value of Petroleum Substances;
gg)	“Prospectus” means the final prospectus relating to the offering of the Units dated the 2nd day of December, 1988;

hh)	“Reimbursed Crown Charges” means all amounts reimbursed by or on behalf of the Royalty Unitholders to the Grantor in respect of 99% of the Crown Obligations;

ii)	“Replacement Properties” means Canadian Resource Properties acquired by the Grantor to replace any Properties disposed of under this indenture, which shall qualify as eligible investments by: (i) pension funds as prescribed from time to time by the legislation described in the Prospectus under “Eligibility for Investment”; and (ii) mutual fund trusts pursuant to subsection 132(6) of the Act;

jj)	“Reserve” means the reserve fund described in Article XIII;

kk)	“Royalty” means the interest in 99% of the Royalty Income granted to the Royalty Unitholders pursuant to this indenture;

ll)	“Royalty Income” means the aggregate of any Special Distribution and Gross Revenue less, without duplication, the aggregate of the following amounts:
i)	Operating Costs and Capital Expenditures;

ii)	General and Administrative Costs;

iii)	Management Fees and Debt Service Charges;

iv)	taxes or other similar charges payable by the Grantor; and

v)	any amounts paid into the Reserve pursuant to Section 13.02(b) or (c);
provided that:
vi)	the deductions for Capital Expenditures, General and Administrative Costs, Management Fees and Debt Service Charges shall only be made to the extent such costs, fees and charges for any quarter or month, as the case may be, are not paid with funds paid into the Reserve (the costs that are thus paid out of the Reserve being referred to herein as the “Recovered Costs”);

vii)	in no case shall any payment (in respect of Recovered Costs) out of the Reserve in a quarter or month that is attributable to Other Revenues be more than 10% of the aggregate of the Royalty Income for a quarter or month (computed without reference to vi) above) and the amount of the Recovered Costs paid out of the Reserve as contemplated herein (and any such excess amount of Other Revenues that therefore cannot be paid out the Reserve in a quarter or month shall remain in the Reserve and may be applied in a future time period); and

viii)	the deductions referred to in paragraphs (i) to (v) above do not include amounts paid by the Grantor with funds borrowed by the Grantor or, in respect of Debt Service Charges, funds raised by the Grantor through the issuance of additional Royalty Units;
mm)	“Royalty Unit” means a Royalty Unit created pursuant to this indenture and representing a fractional undivided interest in the Royalty;

nn)	“Royalty Unitholders” means the holders from time to time of one or more Royalty Units;

oo)	“Special Distribution” means any payment which is payable by the Grantor to the Royalty Unitholders and which is made contemporaneously with and included in the Cash Distributions in the event that:
i)	the Grantor is unable to acquire Replacement Properties within the same calendar year as further described in Section 2.06; or

ii)	the Grantor acquires Replacement Properties at a cost which is not equal to the cash proceeds receivable by the Grantor from the sale, rental or exchange of the Canadian Resource Properties or any part thereof (excepting the sale or rental proceeds of Tangibles). The Special Distribution shall be equal to the difference between the cash proceeds received, including any accrued interest and adjustments thereon, and the amount expended for such Replacement Properties;
pp)	“Tangibles” means the interest of the Grantor in and to all tangible depreciable property and assets situated within, upon or under the Properties, appurtenant thereto or used or useful in connection therewith or with production, processing, gathering, manufacturing, injection, refining, transmission or treatment operations thereon or relative thereto or appurtenant to or used in connection with all producing, shut-in, disposal or other wells located on the Properties;

qq)	“Trust Certificate” has the meaning ascribed thereto in the Trust Indenture;

rr)	“Trust Indenture” means that Amended and Restated Trust Indenture made the date hereof between the Corporation and the Trustee providing for the establishment of the Fund and the creation and issue of the Trust Units;

ss)	“Trust Unit” means a Trust Unit of the Fund created, issued and certified pursuant to the Trust Indenture;

tt)	“Trust Unitholders” means the holders from time to time of one or more Trust Units;

uu)	“Unanimous Shareholder Agreement” means the Amended and Restated Unanimous Shareholder Agreement made the date hereof among Pengrowth, the Fund, the Corporation and the Trustee;

vv)	“Unitholders” means the holders of Royalty Units and Trust Units, collectively;

ww)	“Units” means the Royalty Units and the Trust Units, collectively; and

xx)	“this indenture”, “this agreement”, “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.
1.02	Capacity of the Trustee
     Computershare Trust Company of Canada joins in this Agreement as trustee for and on behalf of the Royalty Unitholders and as trustee for and on behalf of the Trust Unitholders. In this Agreement, where rights and obligations of Unitholders are involved, any references to the Trustee shall be deemed to be references to Computershare Trust Company of Canada acting on behalf of all Unitholders, on behalf of Trust Unitholders, or on behalf of Royalty Unitholders, as the case may be.
1.03	Gender and Number
     Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
1.04	Interpretation Not Affected by Headings, Etc.
     The division of this indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this indenture.
1.05	Day Not a Business Day
     In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.06	Time of the Essence
     Time shall be of the essence in this indenture.
1.07	Applicable Law
     This indenture and the Royalty Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as Alberta contracts. The parties hereto do hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.
1.08	References
     Unless otherwise specified herein, reference herein to any contract, agreement, legislation, regulation or rule shall be a reference to such contract, agreement, legislation, regulation or rule as amended from time to time.
ARTICLE II
GRANT OF THE ROYALTY
2.01	Royalty

a)	The Grantor hereby grants, transfers, assigns and conveys to the Royalty Unitholders the Royalty which shall be computed in the manner and be paid at the times as provided herein, provided that legal ownership of and title to the Properties will remain vested in the Grantor, subject to the Royalty.

b)	Subject to subsection 2.01(d), the Royalty is to be calculated and paid by the Grantor such that each Royalty Unitholder shall receive his proportionate share of the Royalty based on his share of the Royalty Units outstanding from time to time.

c)	The Royalty Unitholders shall not be liable in any manner whatsoever for Operating Costs, General and Administrative Costs, Debt Service Charges, Management Fees or taxes payable by the Grantor, provided it is understood that such costs and charges will be deducted in the calculation of Royalty Income in accordance with the terms of this indenture.

d)	The Grantor shall pay all Crown Obligations and the Grantor shall be reimbursed by the Royalty Unitholders by way of set off against the Royalty for the payment of 99% of such Crown Obligations provided, however, that the Grantor may elect, at the Grantor’s sole discretion, to waive its right to reimbursement of any Crown Obligations to the extent of the amount of the Crown royalties payable by Grantor.

e)	The Grantor shall pay the Cash Distributions on a pro rata basis to the Royalty Unitholders, the calculation of which shall be as set out in a statement which the Grantor shall deliver to the Trustee and the Unitholders in accordance with the provisions of Section 2.04.

f)	The Grantor will invest, on a short term basis, wherever and whenever practicable, the Royalty Income in debt obligations of or guaranteed by the Government of Canada or a province of Canada, in short-term money market instruments issued or guaranteed by a Canadian chartered bank whose securities are listed and posted for trading on The Toronto Stock Exchange or by the Province of Alberta Treasury Branches, in interest-bearing accounts in a Canadian chartered bank whose securities are listed and posted for trading on The Toronto Stock Exchange or in the Province of Alberta Treasury Branches, or in interest-bearing accounts with the Trustee.

g)	The Royalty Unitholders may apply for ARC in respect of their share of Crown Obligations and the Grantor shall not be responsible for the same but the Grantor will provide or cause to be provided timely information on Alberta Crown royalties for which it has been reimbursed and, to the extent possible, prepare and forward the necessary documentation to allow Royalty Unitholders to calculate and apply for their ARC.

h)	Notwithstanding anything herein to the contrary, it is understood and agreed that the Grantor shall be entitled to use, free from the obligation to pay the Royalty, such portion of the Petroleum Substances or any of them produced from the Properties as may be required to carry on drilling, producing or any other operations on the Properties related to the production of Petroleum Substances.

i)	The Royalty does not include any right, title, estate or interest in and to:
i)	Tangibles;

ii)	any books, records, agreements (including without limitation production sales agreements), contracts, documents, seismic, geological, drilling, logging and engineering reports, interpretations, information and data which relate to the Properties; or

iii)	any right to enter upon, use and occupy the surface of the Properties or any facilities or equipment located thereon.
j)	It is further expressly agreed that the Royalty herein granted to the Royalty Unitholders;
i)	is not a covenant attached to or running with the Properties;

ii)	does not attach to or form a part of the Leases;

iii)	shall be subject only to deductions in accordance with this indenture for:
A.	Operating Costs;

B.	General and Administrative Costs;

C.	Management Fees and Debt Service Charges;

D.	taxes or other charges payable by the Grantor; and

E.	Reimbursed Crown Charges by way of set-off;
iv)	shall not be subject to deductions for Capital Expenditures except to the extent that such Capital Expenditures form a part of Debt Service Charges or pursuant to subsection 13.02(c); and

v)	is free and clear of any and all costs of every kind and nature whatsoever except as are specifically herein set forth.
k)	If the Corporation is insolvent, a Royalty Unitholder shall, at his own expense, have the right to take all (but not less than all) of his proportionate share of Petroleum Substances in kind and separately dispose of it, exclusive of production which may be used by an operator of the Properties in developing and producing operations and of production unavoidably lost, subject to the following conditions:
i)	the Royalty Unitholder shall give the Corporation not less than ninety (90) days’ notice of its intention to take in kind in accordance with this subsection;

ii)	the Royalty Unitholder shall pay, in advance (or provide security by way of letter of credit to the Corporation), its share of all amounts deducted from Gross Revenue in arriving at Royalty Income and its share of Reimbursed Crown Charges; and

iii)	the Royalty Unitholder shall provide in writing to the Corporation evidence, satisfactory to the Corporation, that the Royalty Unitholder has obtained firm transportation for the Petroleum Substances which the Royalty Unitholder is entitled to take pursuant to this section.
l)	The Grantor does not warrant title to the Properties and nothing herein shall be construed in any manner whatsoever as a warranty of title in whole or in part provided, however, that subject to the limitations contained herein and to the extent the same is within its control, the Grantor agrees to observe and comply with the material covenants and conditions contained in the Leases and shall do all things necessary to maintain the Leases in full force and effect during the term of this Agreement. Except as permitted herein, no encumbrances on the Properties will be created by, through or under the Grantor.

m)	The Trustee shall have the authority to subordinate the rights of the Royalty Unitholders to be paid the Royalty by the Corporation to the rights of the Lenders to be paid any Lender Obligations owing to them by the Corporation, and in the event of a default by the Corporation in respect of any of its obligations to any of the Lenders, including a default in connection with any Lender Obligation, the Royalty Unitholders agree that the Corporation may not make any further payments in respect of the Royalty to the Royalty Unitholders.

2.02	Operations

a)	As between the Grantor and the Royalty Unitholders, the Grantor shall have the sole and exclusive control and management of the exploration, development and operation of the Properties including the right to elect to go to “non-consent” or “sole risk” on any operations and sole and exclusive right to bring, defend, settle, compromise or proceed with any claims or actions pertaining to the Properties, the operations conducted thereon or the production and sale of Petroleum Substances produced therefrom.

b)	The Grantor shall cause, insofar as it is able, all operations on the Properties to be conducted in a good and workmanlike manner, with capable and sufficient personnel and in accordance with good oilfield and engineering practice and all applicable legislation.

c)	The Grantor shall cause, insofar as it is unable to market the disposition of Petroleum Substances itself, a third party operator to carry out all marketing services for the disposition of Petroleum Substances which may be produced from the Properties, and to service all existing sales contracts and provide for the delivery of products sold thereunder.

d)	As between the Grantor and the Royalty Unitholders, the Grantor shall make all operating decisions with respect to the Properties including, without limitation, the shutting-in and abandonment of wells and the election to convert any gross overriding royalty interests to working interests.

e)	The Grantor shall indemnify and keep indemnified the Royalty Unitholders and the Grantee from and against all actions, suits, claims and demands whatsoever by any Person or Persons whomsoever, in respect of any loss, injury, damage or obligation to compensate arising out of or connected with any of the operations of the Grantor or any of its Affiliates, or any third party retained by the Grantor to carry out such operations conducted on the Properties, or resulting from any breach by the Grantor of any of the covenants and agreements agreed to be performed by it hereunder.

f)	The Grantor, as owner of the Properties subject to the Royalty, shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of production from the Properties including the sale of production on a discount contract basis and the Grantor shall not be responsible for any loss or alleged loss which may occur or be claimed by reason of any change in economic or political circumstances or otherwise with respect to any sales contract, as long as it is made in good faith. The Grantor shall take all reasonable and necessary steps to obtain all amounts receivable for production of Petroleum Substances from the Properties and may allow any discounts for prompt payment as are normal in the industry. The Grantor is not a guarantor of payment for any production sold to any third party, however, the Grantor shall diligently pursue the collection of any outstanding amount receivable with respect to production revenues.

g)	The Grantor shall have the right and power, at its option, to unitize, pool or combine the Properties or any portion or portions thereof, as to Petroleum Substances or any one or more of them, with other lands or leases covering lands in the same general area as the

Properties, regardless of the ownership thereof, so as to create one or more unitized areas to be developed and operated as though such lands constituted a single petroleum, natural gas or mineral lease, licence or permit and to alter, amend, extend, cancel or rescind any such pooling or unit agreement. The basis and manner of such pooling or unitization, the manner of allotting unitized production among tracts of land and the content of any such agreement shall be in the Grantor’s sole discretion exercised bona fide and when so determined shall be binding upon the Royalty Unitholders. The units formed by such pooling, unitization, or combining as to any specific substance or substances, or from any specific stratum, need not conform in size or area with the unit or units into which all or any portions of the Properties is pooled, unitized, or combined as to any other stratum. The pooling, unitizing, or combining in one or more instances shall not exhaust the rights of the Grantor hereunder to pool, unitize, or combine the subject Property, or portions thereof, into other units. Upon any such pooling or unitization, the Royalty shall be calculated on the Royalty Income allocated to that portion of the Properties included in the pooled or unitized lands from time to time.

h)	The Grantor shall have the right and authority to join with any party or parties in an agreement or agreements providing for the operation of the Properties or any part thereof jointly with such other party or parties, and to permit such other party to become operator of the Properties or any part thereof.

i)	Subject to the provisions of this indenture, all Special Distributions and all Gross Revenue received by the Grantor net of any sums due to the Grantor pursuant hereto (except money received for Tangibles and unitization and pooling equalization payments relating to Tangibles) shall constitute trust funds in the hands of the Grantor and shall be received by the Grantor in trust for the Royalty Unitholders.

j)	The Grantor shall operate and maintain a separate account on behalf of the Royalty Unitholders and shall cause all Special Distributions and all Gross Revenue received to be paid into such separate account. The Grantor shall not commingle with its own funds, or any other funds, the Gross Revenue which it receives and holds for the Royalty Unitholders pursuant to this Agreement. The Grantor shall only be entitled to pay out of such separate account the Operating Costs, General and Administrative Costs, Management Fees, Debt Service Charges, Cash Distributions and taxes or other charges attributable to the Properties or the Grantor’s ownership of them.

k)	Notwithstanding anything herein to the contrary, the Royalty Unitholders shall not have access to the operations being conducted upon the Properties without obtaining the prior written consent of the Grantor.

l)	Notwithstanding anything herein to the contrary, the Grantor shall not be required to pay any income taxes accruing to the Trustee, the Fund or the Royalty Unitholders with respect to proceeds received pursuant to the Royalty.

m)	The Grantor shall carry and, insofar as it is able, shall cause all third party operators to carry such public liability and property damage insurance against hazards customarily insured against by prudent operators, other than those who self-insure, in operating similar properties and to use the proceeds of such insurance to repair or replace any damage insured against.

n)	The Grantor shall use its best reasonable efforts to ensure that the Properties are being produced and maintained in accordance with good industry practice, it being acknowledged that such covenant does not obligate the Grantor to develop the Properties or any part thereof or to produce the Petroleum Substances which may be within, upon or under the Properties.

o)	The Grantor shall approve and fund Capital Expenditures if they are intended to maintain or improve production from the Properties or if they are of the class of Capital Expenditures which are approved from time to time by the Board of Directors of the Grantor. Exploration drilling will not be funded unless approved by a resolution of the Board of Directors of the Grantor, except where such funding is required because the Properties are part of a unitized pool and the Capital Expenditures have been approved by a majority of the unitized pool participants. Capital Expenditures may be financed by payments from the Reserve or from Gross Revenue (and therefore deducted in the computation of Royalty Income as contemplated in the definition thereof), bank borrowings, farm-outs and the issuance of Royalty Units, or any of them.
2.03	Drilling and Other Credits
     The Grantor shall be entitled to one hundred (100%) per cent of all Drilling Credits other than those which are received in cash and the Grantor shall, to the extent possible, apply such non-cash Drilling Credits to Capital Expenditures or to reduce other expenses relating to the Properties. Any unitization or pooling equalization payments for Tangibles shall be the sole and exclusive property of the Grantor free and clear of any right or entitlement of the Royalty Unitholders.
2.04	Books and Records

a)	The Grantor shall at all times keep and maintain or cause to be kept and maintained by third party operators in the Province of Alberta or in the province in which the Properties are located true and accurate books, records and accounts showing the development and progress made, drilling done, other operations carried out, the quantities of Petroleum Substances produced from or allocated to the Properties and the disposition thereof.

b)	On the dates in each year in which the Board of Directors of the Grantor elects to make Cash Distributions in accordance with subsection 1.01(j) of this indenture, the Grantor will furnish or cause to be furnished to the Trustee and to the Royalty Unitholders or Trust Unitholders of record, on the tenth business day immediately preceding each of such dates, payment to each Royalty Unitholder of his respective share of the Cash Distribution. Notwithstanding the Cash Distribution dates selected by the Board of Directors, the Grantor will not later than 60 days following the end of each calendar quarter furnish or cause to be furnished to the Trustee and to the Royalty Unitholders of record on the tenth Business Day immediately preceding the 15th day of February, May, August and November of each year unaudited statements properly verified by an officer of the Grantor showing the quantity and kind of Petroleum Substances produced, saved and marketed from the Properties or in reference to which Royalty is computed and the calculation of Royalty Income and Reimbursed Crown Charges for the immediately preceding quarter.

c)	The Grantor will forward to the Trustee and to the Unitholders who have received Cash Distributions during the preceding calendar year, on a calendar year and cash basis, such income tax information (including information regarding ARC) as may be reasonably necessary in respect of the Royalty and the filing of Unitholders’ income tax returns.

d)	The Grantor will forward to Royalty Unitholders, upon request, any information required for the purpose of claiming monthly installments of ARC.
2.05	Commingling Production
     The Grantor shall have the right to commingle Petroleum Substances produced from the Properties with petroleum substances produced from other properties provided methods normally acceptable to the Crown in the right of the province or area of production are adopted to determine the proper measurement of individual well production. In the absence of any such governmental methods, segregated production tests of individual wells at intervals not greater than two months will be deemed to be an acceptable method.
2.06	Disposition, Assignments and Acquisitions

a)	The Royalty Unitholders may assign, sell or dispose of all or an undivided interest in the Royalty provided that such assignment, sale or disposition is a disposition of an entire Royalty Unit.

b)	The Grantor shall be entitled to make farmouts or other similar dispositions of specific interests in any part of the Properties provided that:
i)	the Royalty shall, upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, burden only the interest, right, or estate retained, from time to time by or reserved to the Grantor; and

ii)	the prior approval of the Trustee as agent for the Unitholders is obtained prior to the farmout or other disposition.
c)	The Grantor shall regularly monitor the performance of the Properties to ensure that they remain suitable for investment objectives of the Unitholders. In the event that the Grantor determines that the sale of all or part of the Properties and the sale of the Royalty attached thereto are in the best interest of the Unitholders, then:
i)	if the Properties constitute non-core Properties of the Grantor, in the discretion of the Grantor, and in the aggregate in any given year total less than 25% of the assets held by the Grantor determined as at the date of any disposition of such Properties, based upon an independent engineering appraisal using a 15%

discount rate and escalating prices, the Grantor may complete such sale or sales without the requirement of approval of the Unitholders;

ii)	or in any other case the Grantor may recommend the sale of such Properties and the Royalty, provided that such sale is approved by an Extraordinary Resolution of the Unitholders at a meeting of the Unitholders;
Upon such sale, the Royalties shall merge with the interest of the Grantor sold in the property. The Corporation may in its sole and absolute discretion distribute all or any of the net proceeds from the sale of Properties as a Special Distribution or to acquire Replacement Properties. Replacement Properties acquired shall immediately become Properties subject to all the terms and conditions of the Agreement.
d)	The Grantor may in the ordinary course of business and acting in a prudent manner consistent with the terms of this Agreement surrender, abandon or let expire such Properties or any part thereof and thereafter the Royalty shall terminate and be at an end in respect of such surrender, abandonment or expiry.

e)	Any proceeds from the sale of the Properties and the Royalty relating to the Properties, whether upon the termination of this Agreement or otherwise, shall be allocated as to 1% to the Grantor’s residual interest in the Properties and as to 99% to the Royalty thereon.

f)	The Grantor shall be entitled to acquire Canadian Resource Properties from time to time which in its discretion are suitable for the investment objectives of the Unitholders as determined by the Grantor. Such Canadian Resource Properties shall be subject to the Royalty and the terms of this Royalty Indenture upon the acquisition of such Canadian Resource Properties. The acquisition of Canadian Resource Properties may be financed in any manner that the Corporation sees fit in its sole discretion, including without limitation through proceeds from the sale of Properties, borrowings from the Fund and other lenders and the issuance of Royalty Units, Exchangeable Shares, notes, debentures and other securities and instruments.

g)	In the event that any bank or other lender to the Grantor, or any Person to whom the Grantor owes obligations in connection with swap or hedging obligations, realizes against assets (including, without limitation, Properties) in connection with collecting upon any of the obligations owing by the Grantor to any such bank, other lender or Person owed swap or hedging obligations, whether pursuant to any security granted by the Grantor or otherwise, upon any sale conducted in connection with such realization process the Royalty with respect to such assets shall merge with the interest of the Grantor sold in such assets and such assets may be sold free and clear of any remaining obligations to Unitholders with respect to the Royalty and the Royalty Unitholders agree to release the Royalty insofar as it relates the assets realized upon.
2.07	Lesser Interest
     The Royalty is calculated on only the share of production of Petroleum Substances and royalty income and net profits interests income to which the Grantor is entitled from or in respect of the Properties. The Grantor will, in most instances, be entitled to the production from or income in respect of less than an undivided 100% interest in the petroleum and natural gas rights.
2.08	Conflicts of Interest

a)	There may be situations in which the interests of the Corporation will conflict with those of Unitholders. In addition, the Corporation may acquire oil and gas properties for its own account or on behalf of other entities. The Corporation will manage and administer such additional securities and properties, as well as enter into other types of energy-related management and advisory activities. Thus the Corporation and its management will not carry on full time its activities on behalf of Unitholders and, when acting on behalf of others, may at times act in contradiction or competition with the interests of Unitholders.

b)	In resolving such conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and time limitations on investment of such funds, all consistent with the duty of the Corporation to deal fairly and in good faith with each such group of persons. In the event that the interests of the Corporation are in conflict with those of Unitholders, the Corporation shall make decisions acting in good faith, having regard to the best interests of Unitholders and in a manner that would not contravene their fiduciary obligations to Unitholders.

c)	Canadian Resource Properties will not be acquired from officers or directors of the Grantor or Pengrowth or Persons not at arm’s length (as defined in section 251 of the Act) with such persons at prices which are greater than fair market value as established by an opinion of an independent financial advisor nor will Properties be sold to officers or directors of the Grantor or Pengrowth or Persons not at arm’s length with such persons at prices which are less than fair market value as established by an opinion of an independent financial advisor.
2.09	Force Majeure
     No party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, lockout, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or Queen’s enemies, governmental restraint, or any other cause (whether similar or dissimilar to those enumerated) beyond its control; provided that lack of finances shall in no event be deemed to be a cause beyond a party’s control; provided further that in the case of any obligations contained in any of the Leases, the rights of any of the parties hereto with respect to force majeure shall not exceed those granted to a party pursuant to the leases.
2.10	Rights and Remedies of the Unitholders

a)	The parties hereto acknowledge and agree that the Trustee, who shall incur no liabilities hereunder to any Unitholders, shall be entitled to the benefits of and to enforce all of the provisions of this Agreement against the Grantor for and on behalf of the Unitholders.

b)	The Unitholders shall not be entitled to directly enforce the benefits and obligations of this Agreement except as specifically provided in the Royalty Indenture and Trust Indenture.
2.11	Term of the Royalty
     Except as otherwise herein provided, the Royalty shall continue in full force and effect until:
a)	there are no longer any Properties; and

b)	final settlement is made between the parties hereto in liquidating all outstanding accounts in accordance with this Agreement.
ARTICLE III
ISSUE OF ROYALTY UNITS
3.01	Creation and Issue of Royalty Units
     The maximum number of Royalty Units which may be authorized and issued hereunder is limited to 500,000,000.
3.02	Form and Terms of Royalty

a)	The Royalty Units to be issued under this indenture shall each represent a fractional undivided interest in the Royalty created by the Corporation in favour of Royalty Unitholders pursuant to this Agreement.

b)	Definitive Royalty Unit certificates for the Royalty Units, evidencing Royalty Units authorized pursuant to Section 3.01 above, shall forthwith be executed by the Corporation and delivered to the Trustee and shall thereupon be certified by or on behalf of the Trustee and shall be delivered to the Trustee, upon the written order of the Corporation.

c)	The Royalty Unit certificates for Royalty Units shall be in the English language only, substantially in the form set out in the Schedule “A” hereto (“Royalty Unit Certificates”), shall be dated as of the date of the closing of the sale to the public pursuant to the Prospectus (including all replacements issued in accordance with this indenture), shall bear a facsimile of the Corporation’s seal and such distinguishing letters and numbers as the Corporation may, with the approval of the Trustee, prescribe and shall be issuable in Unit or fractional denominations.

d)	The Royalty Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

3.03	Royalty Unitholder not a Shareholder
     Save and except as provided in the Unanimous Shareholder Agreement, nothing in this indenture or in the holding of a Royalty Unit shall confer or be construed as conferring upon a Royalty Unitholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to receive dividends and other distributions.
3.04	Signing of Royalty Unit Certificate
     The Royalty Unit Certificates shall be signed under seal of the Corporation (or a facsimile or reproduction thereof which shall be deemed to be the seal of the Corporation) by any two of the President, a Vice-President, and the Secretary of the Corporation. The signatures of such officers may be mechanically or photostatically reproduced in facsimile and Royalty Unit Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Royalty Unit Certificate as one of such officers may no longer hold office at the date of such Royalty Unit Certificates or at the date of certification or delivery thereof, any Royalty Unit Certificate signed as aforesaid shall, subject to Section 3.07, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this indenture.
3.05	Certification by the Trustee

a)	No Royalty Unit Certificate and/or interim Royalty Unit Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee and such certification by the Trustee upon any Royalty Unit Certificate and/or interim Royalty Unit Certificate shall be conclusive evidence as against the Corporation that the Royalty Unit Certificate and/or interim Royalty Unit Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

b)	The certification of the Trustee on Royalty Unit Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or the Royalty Unit Certificates and/or interim Royalty Unit Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Royalty Unit Certificates and/or interim Royalty Unit Certificates or any of them or of the consideration therefor except as otherwise specified herein.

3.06	Interim Royalty Unit Certificate

a)	Pending the preparation and delivery to the Trustee of definitive Royalty Unit Certificates, the Corporation may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth), and the Trustee may certify, interim printed, mimeographed or typewritten Royalty Unit Certificates in such form and in such denominations and with such appropriate insertions, omissions, substitutions and variations as the Trustee and the President or the Secretary of the Corporation may approve (such approval to be conclusively evidenced by the certification of such interim

Royalty Unit Certificates by or on behalf of the Trustee and the signature thereof, either manually, or in facsimile, by the President or the Secretary) entitling the holders thereof to definitive Royalty Unit Certificates in any authorized denominations when the same are prepared and ready for delivery, without expense to the holders, but the total number of Royalty Units evidenced by interim Royalty Unit Certificates shall not exceed the aggregate number of Royalty Units authorized to be issued hereunder. Forthwith after the issuance of any such interim Royalty Unit Certificates, the Corporation shall cause to be prepared the appropriate definitive Royalty Unit Certificates for delivery to the holders of such interim Royalty Unit Certificates.

b)	Any such interim Royalty Unit Certificates when duly issued shall, until exchanged for definitive Royalty Unit Certificates, entitle the holders thereof to rank for all purposes as holders of Royalty Unit Certificates and otherwise in respect of this indenture to the same extent and in the same manner as though the said exchange had actually been made. When exchanged for definitive Royalty Unit Certificates, such interim Royalty Unit Certificates shall forthwith be cancelled by the Trustee.

3.07	Registration of Royalty Units

a)	The Corporation shall, at all times while Royalty Unit Certificates are outstanding, cause to be kept:
i)	by and at the principal office of the Trustee in Calgary, Vancouver or Toronto and in such other place or places, if any, as the Corporation may designate a register of holders in which shall be entered the names and addresses of the Royalty Unitholders and particulars of the Royalty Unit Certificates held by them respectively; and

ii)	by and at the principal offices of the Trustee in the cities of Calgary, Vancouver and Toronto and in such other place or places, if any, as the Corporation with the approval of the Trustee may designate, registers of transfers of Royalty Units.
No transfer of a Royalty Unit shall be valid unless made by the Royalty Unitholder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the registers of transfers.
b)	The registers referred to in Section 3.07 shall at all reasonable times be open for inspection by the Corporation, by the Trustee and by any Unitholder.

c)	A Royalty Unitholder may at any time and from time to time have such Royalty Unit transferred at any of the places at which a register of transfers is kept pursuant to the provisions of this Section 3.07, in accordance with such requirements as the Trustee may prescribe.

d)	The Trustee and/or the Corporation shall not be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, in respect of any Royalty Unit and may transfer any Royalty Unit on the direction of the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

e)	The Corporation shall have power at any time to close any register of transfers and to transfer the records thereof to another existing register or to a new register and thereafter the Royalty Units previously registered on such closed register shall be deemed to be registered on such other existing register or new register.

3.08	Ownership and Transfer of Royalty Units

a)	The Corporation and the Trustee may deem and treat the registered holder of any Royalty Unit Certificate other than the Fund, and of any Trust Certificate as the absolute owner of the Royalty Units or Trust Units, as the case may be, represented thereby for all purposes, and the Corporation and the Trustee shall not be affected by any notice or knowledge to the contrary nor bound to inquire into the title of any such holder except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Royalty Unitholder or Trust Unitholder shall be entitled to the rights evidenced by such Royalty Unit Certificate or Trust Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly.

b)	Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Trustee stating that the Royalty Units or Trust Units specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Trustee may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Royalty Units or Trust Units, as the case may be, during such period, for the purpose of any request, direction, consent, instrument or other document to be made, signed or given by the holder of the Royalty Units or Trust Units so deposited.

3.09	Issue of Substitution for Royalty Unit Certificates Lost, etc.

a)	In case any of the Royalty Unit Certificates shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Trustee shall certify and deliver, a new Royalty Unit Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Royalty Unit Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Royalty Unit Certificate, and the substituted Royalty Unit Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Royalty Unit Certificates issued or to be issued hereunder.

b)	The applicant for the issue of a new Royalty Unit Certificate pursuant to this Section 3.09 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Royalty Unit Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee in their discretion and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

3.10	Exchange of Royalty Unit Certificates

a)	Royalty Unit Certificates representing any specified number of Royalty Units may, upon compliance with the reasonable requirements of the Trustee, be exchanged for another Royalty Unit Certificate or Royalty Unit Certificates entitling the holder thereof to the same number of Royalty Units as under the Royalty Unit Certificate or Royalty Unit Certificates so exchanged.

b)	Royalty Unit Certificates may be exchanged only at any of the places at which a register of transfers is kept pursuant to the provisions of Section 3.07 hereof. Any Royalty Unit Certificate tendered for exchange shall be cancelled by the Trustee.
3.11	Issue of New Units
     The Grantor shall be entitled to issue Royalty Units from time to time at a price to be determined by the Board of Directors of the Grantor.
3.12	Liquidation of the Corporation

a)	In the event of the liquidation, dissolution or winding-up of the Corporation, the following provisions of this Section 3.12 will apply.

b)	In the event of a liquidation, dissolution or winding-up of the Corporation, all persons (other than natural persons and government authorities) which are controlled by the Corporation and in which the Corporation holds an interest shall, to the extent possible, be liquidated, dissolved or wound up prior to the liquidation, dissolution or winding-up of the Corporation. All of the assets of such persons who are liquidated, dissolved or wound-up that are Canadian Resource Properties shall, if and to the extent that such Canadian Resource Properties are conveyed to the Corporation as a result of the liquidation, dissolution or winding-up, become subject to the Royalty hereby granted and otherwise subject to this Royalty Indenture in accordance with its terms.

c)	In the event of a liquidation, dissolution or winding-up of the Corporation, to the extent possible, all property and assets of the Corporation other than Canadian Resource Properties shall be sold or otherwise liquidated and the proceeds therefrom used to reduce the outstanding indebtedness of the Corporation related to or associated with the Other Investments and the remaining proceeds will constitute Other Revenues. The Canadian Resource Properties referred to in the last sentence of Section 3.12(b) hereof shall be sold or liquidated and the proceeds therefrom used to reduce the outstanding indebtedness related to or associated with the Other Investments and the balance of such proceeds if any remaining after reduction shall be paid into the Reserve. The other Canadian Resource Properties of the Corporation shall also be sold or otherwise liquidated and the proceeds therefrom used to pay the remaining indebtedness of the Corporation if any after the application of the proceeds as contemplated in the immediately preceding sentences; and the remaining balance if any of the proceeds from the sale or liquidation of such Canadian Resource Properties shall be distributed as a Special Distribution to the Royalty Unitholders.

d)	Notwithstanding any provision of this Agreement, in the event of a liquidation, dissolution or winding-up of the Corporation, the holders of Common Shares and Exchangeable Shares shall be entitled to receive in the aggregate a portion of the net assets of the Corporation other than its Canadian Resource Properties and the proceeds therefrom (after the deduction from the said net assets (including monies or other liquid assets) of the Corporation of an amount equal to the liabilities and claims of the Corporation) equal to a fraction, which has as its numerator the sum of the aggregate number of outstanding Common Shares and Exchangeable Shares and which has as its denominator the sum of the aggregate number of outstanding Trust Units, Exchangeable Shares, Common Shares and Royalty Units (excluding Royalty Units held by the Fund). For the purposes hereof, “Exchangeable Shares” shall mean Exchangeable Shares in respect of which the class or series provisions provide that such Exchangeable Shares are entitled to participate in the assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, to the extent of the participation to which such Exchangeable Shares are entitled.

e)	In the event of a liquidation, dissolution or winding-up of the Corporation, a portion of the assets otherwise available for distribution to Royalty Unitholders under this Agreement, as determined under Section 3.12(a), shall be retained by the Corporation for distribution to the holders of Common Shares and Exchangeable Shares, pro rata, subject to the satisfaction of liabilities and claims against the Corporation generally. For the purposes hereof, “Exchangeable Shares” shall mean Exchangeable Shares in respect of which the class or series provisions provide that such Exchangeable Shares are entitled to participate in the assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, to the extent of the participation to which such Exchangeable Shares are entitled.
ARTICLE IV
EXCHANGE FOR TRUST UNITS
4.01	Exchange Right
     A holder of Royalty Units (other than the Trustee) shall have the right, at his option, to exchange any or all such Royalty Units for a number of Trust Units having a value on the date of exchange equal to the value of such Royalty Units as conclusively determined by the Corporation. Such exchange may be made at any time so long as there are Trust Units outstanding, and subject to the foregoing, such exchange shall occur on the terms and conditions set forth below and in the Trust Indenture.

4.02	Exercise of Exchange Right

a)	The holder of Royalty Units desiring to exchange such Royalty Units in whole or in part for Trust Units shall surrender his Royalty Unit Certificate to the Trustee at its principal office in any of the cities of Calgary, Vancouver or Toronto, together with a completed Royalty Unit Exchange Form or any other written notice or form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to exchange such Royalty Units in accordance with the provisions of this Article and the Royalty Indenture. Thereupon such Royalty Unitholder and/or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled:
i)	to be entered in the books of the Fund as at the Date of Exchange (or such later date as is specified in subsection 4.02(b)) as the holder of the number of Trust Units into which such Royalty Units are exchangeable in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trustee shall deliver to such Royalty Unitholder and/or, subject as aforesaid, his nominee(s) or assignee(s) a certificate or certificates for such Trust Units; and

ii)	to receive from the Trustee a Royalty Unit Certificate representing those Royalty Units (if any) which were not exchanged for Trust Units.
Thereupon, the Trustee shall be entitled to be entered into the books of the Corporation as the holder of the number of Royalty Units which are so exchanged.
b)	For the purposes of this Article, Royalty Units shall be deemed to be surrendered for exchange on the date (herein called the “Date of Exchange”) on which they are so surrendered in accordance with the provisions of this Article and, in the case of Royalty Units surrendered by post or other means of transmission, on the date on which they are received by the Trustee at one of its offices specified in subsection 4.02(a); provided that if Royalty Units are surrendered for exchange on a day which is not a Business Day, the Person entitled to receive Trust Units shall become the holder or holders of record of such Trust Units as at the date on which such registers are next reopened.
4.03	Issue of Royalty Unit Certificates
     All Royalty Unit Certificates representing Royalty Units exchanged under the provisions of this Article shall be forthwith delivered to and, if necessary, cancelled and destroyed by the Trustee and Royalty Unit Certificates representing the Royalty Units exchanged for Trust Units shall be delivered to or, if necessary, issued to the Trustee as trustee under the Trust Indenture. Royalty Unit Certificates representing the Royalty Units not so exchanged shall be issued to the Royalty Unitholder.

ARTICLE V
CONVERSION TO WORKING INTEREST
5.01	Conversion Right
     The holder of any Royalty Units (other than the Fund, and other than a holder who acquires Royalty Units after April 23, 2002 with respect to such Royalty Units) shall have the right, at his option, to convert all of his Royalty Units to an interest in the Properties which, expressed as a percentage, shall be equal to the number of Royalty Units converted divided by the number of Royalty Units issued hereunder multiplied by 99. Upon a Royalty Unitholder exercising this option, the Corporation’s interest in the Properties shall be adjusted as may be necessary to ensure continued compliance with the true intent of this indenture and the Prospectus.
5.02	Exercise of Conversion Right

a)	For the purposes of this Article, Royalty Units shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which they are so surrendered in accordance with the provisions of this Article and, in the case of Royalty Units surrendered by post or other means of transmission on the date on which they are received by the Trustee at one of its offices specified in subsection 5.02(b); provided that if Royalty Units are surrendered for conversion on a day which is not a Business Day, the Person or Persons entitled to receive an undivided interest in the Properties shall become the beneficial owner of such interest as at the date on which such registers are next re-opened.

b)	The holder of Royalty Units desiring to convert all of his Royalty Units for an interest shall surrender his Royalty Unit Certificate to the Trustee at his principal office in any of the cities of Calgary, Vancouver or Toronto, together with such documents as may be prescribed by the Trustee, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Royalty Units in accordance with the provision of this Article. Thereafter, such Royalty Unitholder shall be entitled to become beneficial owner of an undivided interest in the Properties calculated in accordance with Section 5.01 herein; provided that any converting Royalty Unitholder shall execute and deliver to the Grantor and the Trustee a trust agreement, in form satisfactory to the Grantor and the Trustee, setting forth the terms and conditions upon which the Grantor shall hold legal title to the undivided interest of a converting Royalty Unitholder. This trust agreement shall provide, inter alia, that the Grantor shall be entitled to deduct on a pro rata basis, from the revenue attributable to the converted interest, all costs and charges that are deductible from the Royalty granted to Royalty Unitholders. The trust agreement shall also provide that any security registered against the Properties other than the security for the Royalty shall continue to encumber the converted interest notwithstanding the conversion of Royalty Units to a working interest.

c)	In the event that the trust agreement referred to herein is not executed and delivered to the Grantor and the Trustee in satisfactory form, the exercise of the right of conversion by such Royalty Unitholder shall be deemed to be null and void ab initio.
5.03	Cancellation of Royalty Unit Certificates
     All Royalty Unit Certificates representing Royalty Units converted under the provisions of the Article shall be forthwith delivered to and cancelled and destroyed by the Trustee.
ARTICLE VI
COVENANTS OF THE CORPORATION
6.01	General Covenants
     The Corporation covenants with the Trustee for the benefit of the Trustee and the Royalty Unitholders that so long as any Royalty Units remain outstanding:
a)	it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

b)	at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such information relating to the business of the Corporation as the Trustee may reasonably require;

c)	it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default thereunder;

d)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this indenture; and

e)	it will not become a “restricted corporation” for the purposes of the Alberta Corporate Income Tax Act.

6.02	Cash Distributions
     The Corporation covenants with the Trustee for the benefit of the Trustee and the Royalty Unitholders that the Corporation will pay on a pro rata basis to Royalty Unitholders (including the Trustee in its capacity as a Royalty Unitholder) the Cash Distributions.
6.03	Liability of Unitholders
     No Unitholder shall be held to have any personal liability as such, and no resort shall be had to his property or assets for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Corporation, the Fund or of the Trustee or any obligation for which a Unitholder would otherwise have to indemnify the Trustee or for any liability incurred by the Trustee as such, but rather the Properties (and indirectly the Royalty) only are intended to be liable and subject to levy or execution for such satisfaction. Further, the

Corporation and the Trustee shall cause their operations to be conducted, with the advice of Counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability of the Unitholders for claims against the Properties or the Royalty.
6.04	Non-Recourse Against Unitholders
     The Corporation covenants with the Trustee for the benefit of the Trustee and the Unitholders that it will ensure to the extent practicable that any contracts entered into by the Corporation on behalf of the Unitholders will include a disavowal of liability against the Unitholders and a provision limiting recourse to the Royalty only.
6.05	Trustee’s Remuneration and Expenses
     The Corporation covenants with the Trustee that it will cause to be paid to the Trustee from time to time reasonable remuneration for its services hereunder as part of General and Administrative Costs and will cause to be paid or reimbursed to the Trustee upon its request as part of General and Administrative Costs all reasonable expenses and disbursements incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense or disbursement as may arise out of or result from the Trustee’s negligence, willful misconduct or bad faith.
6.06	Performance of Covenants by the Corporation
     If the Corporation shall fail to perform any of its covenants contained in this indenture, the Trustee may notify the Unitholders of such failure on the part of the Corporation or may, in its discretion, perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Unitholders of such performance by it. All sums expended by the Trustee in so doing shall be repayable as provided in Section 6.05. No such performance or expenditure by the Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained. Notwithstanding the foregoing, the Trustee shall not borrow money, guarantee obligations or pledge property pursuant hereto.
ARTICLE VII
RESTRICTIONS ON BUSINESS OF GRANTOR
7.01	Conduct of Business

The Grantor shall not carry on any business other than:

a)	identifying, evaluating, acquiring, holding, operating, managing and disposing of petroleum and natural gas rights and royalties and related property rights and interests, granting the Royalty in respect of the Properties to the Royalty Unitholders, and other matters related to the Fund;

b)	identifying, evaluating, acquiring, holding, managing, and disposing of shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures holding Canadian Resource Properties;

c)	identifying, evaluating, acquiring, holding, managing, and disposing of shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures, engaged in other businesses as are approved by the Board of Directors in its discretion; and

d)	identifying, evaluating, acquiring, holding, managing, and disposing of interests in petroleum and natural gas properties, related facilities and miscellaneous interests located outside of Canada and shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures that may hold such properties.
ARTICLE VIII
MEETINGS OF UNITHOLDERS
8.01	Right to Convene Meetings
     The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a written request signed by the holders of not less than 20% of the aggregate number of Royalty Units then outstanding and upon being indemnified to its reasonable satisfaction by the Corporation or by the Royalty Unitholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Royalty Unitholders. In the event of the Trustee failing to so convene a meeting within 15 days after receipt of any such written request of the Corporation or Royalty Unitholders and indemnity given as aforesaid, the Corporation or such Royalty Unitholders, as the case may be, may call such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Trustee. To the extent permitted by applicable law, meetings of Royalty Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means.
8.02	Notice
     At least 21 days’ prior notice of any meeting of Royalty Unitholders shall be given to the Royalty Unitholders in the manner provided for in Section 10.02 and a copy of such notice shall be sent by mail to the Trustee (unless the meeting has been called by the Trustee) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Royalty Unitholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article Nine. The accidental omission to give notice of a meeting to any Royalty Unitholder shall not invalidate any resolution passed at any such meeting.

8.03	Chairman
     An individual (who need not be a Royalty Unitholder) designated in writing by the Trustee shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Royalty Unitholders present in person or by proxy shall choose some individual present to be chairman.
8.04	Quorum
     No business other than the adjournment of the meeting shall be transacted at any meeting unless a quorum is present at the commencement of business. Subject to the provisions of Section 8.11, at any meeting of the Royalty Unitholders, a quorum shall consist of two Royalty Unitholders present in person or by proxy and representing at least 5% of the outstanding Royalty Units, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Royalty Unitholders shall not be present within 30 minutes from the time fixed for holding of any meeting, the meeting, if summoned by the Royalty Unitholders or pursuant to a request of the Royalty Unitholders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Royalty Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may represent less than 20% of the outstanding Royalty Units.
8.05	Power to Adjourn
     The chairman of any meeting at which a quorum of the Royalty Unitholders is present may, with the consent of the holders of a majority of the Royalty Units represented thereat, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.
8.06	Show of Hands
     Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.
8.07	Poll and Voting

a)	On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman of the meeting or by one or more Royalty Unitholders acting in person or by proxy and holding at least 100 Royalty Units, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall, if a poll be taken, be decided by a majority of the votes cast on the poll.

b)	On a show of hands, every person who is present and entitled to vote, whether as a Royalty Unitholder or as proxy for one or more absent Royalty Unitholders, or both, shall have one vote. On a poll, each Royalty Unitholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Royalty Unit then held or represented by him. A registered holder of a Royalty Unit, any one of them present in person or by proxy at the meeting may vote in the absence of other or others; but in case more than one of them be present in person or by proxy, only one of them may vote in respect of the Royalty Units of which they are the joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Royalty Units, if any, held or represented by him.

c)	Notwithstanding the foregoing, to the extent permitted by applicable law, a person entitled to vote at a meeting of Royalty Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee and Corporation have made available for that purpose.

8.08	Regulations
     The Trustee or the Corporation, with the approval of the Trustee, may from time to time make and from time to time make, vary or revoke such regulations as it shall think fit providing for and governing:
a)	the issue of voting certificates by any bank, trust corporation or other depositary satisfactory to the Trustee stating that the Unit Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificates shall entitle the Persons named therein to be present and thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment hereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual bearers of the Unit Certificates specified therein;

b)	the deposit of voting certificates and instruments appointing the proxies at such place as the Trustee, the Corporation or the Royalty Unitholders convening the meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

c)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed, telecopied or sent by telex before the meeting to the corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

d)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Royalty Unitholder;

e)	the depositing and tabulation of proxies by telephonic, electronic or other communication means; and

f)	generally for the calling of the meetings of Royalty Unitholders and the conduct of business thereat.
     Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as Royalty Unitholders, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.09), shall be Royalty Unitholders and persons whom Royalty Unitholders have by instrument in writing duly appointed as their proxies.
8.09	Corporation and Trustee May Be Represented
     The Corporation and the Trustee, by their respective directors, officers and counsel, may attend any meeting of the Royalty Unitholders, but shall have no right to vote in their respective capacity as such.
8.10	Powers Exercisable by Extraordinary Resolution
     In addition to all other powers conferred upon them by any other provisions of this indenture or by law, the Royalty Unitholders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:
a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Royalty Unitholders and/or the Trustee in its capacity as trustee hereunder or on behalf of the Royalty Unitholders against the Corporation whether such rights arise under this indenture or the Royalty Unit Certificates or otherwise;

b)	to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture, any Royalty Unit Certificate, the Unanimous Shareholder Agreement or the Management Agreement which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto or any other document embodying any such modification, change, addition or omission;

c)	to sanction any scheme for the reconstruction or reorganization of the Corporation (Grantor) or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 9.01 shall have been complied with or if such entity shall be a wholly owned subsidiary of the Corporation;

d)	to direct or authorize the Trustee to enforce any of the covenants on the part of the Corporation contained in this indenture or to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such Extraordinary Resolution or to refrain from enforcing any such covenant or exercising any such power, right, remedy or authority;

e)	to waive, and to direct the Trustee to waive, any default
i)	on the part of the Corporation in complying with any provisions of this indenture, the Royalty Unit Certificates, the Unanimous Shareholder Agreement or the Management Agreement; or

ii)	on the part of Pengrowth in complying with any provisions of the Unanimous Shareholder Agreement or the Management Agreement;
either unconditionally or upon any condition specified in such Extraordinary Resolution;
f)	to restrain any Royalty Unitholder from taking or instituting any suit, action or proceeding against the Corporation for the purpose of enforcing any of the covenants on the part of the Corporation or Pengrowth contained in this indenture or the Royalty Unit Certificates, the Unanimous Shareholder Agreement or the Management Agreement or to enforce any of the rights of the Royalty Unitholders;

g)	to direct any Royalty Unitholder who, as such, has brought any action, suit or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Royalty Unitholder in connection therewith;

h)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

i)	to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Royalty Unitholders, such of the powers of the Royalty Unitholders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Royalty Unitholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Royalty Unitholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

j)	to authorize the distribution in specie of any cash or other consideration received hereunder or the use or disposal of the whole or any part of such cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

k)	to remove the Trustee from office and to appoint a new Trustee or Trustees;

l)	to sanction the exchange of the Royalty Units for or the conversion thereof into other securities or obligations of the Corporation or of any company formed or to be formed; and

m)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Royalty Unitholders or by any committee appointed pursuant to subsection 8.10(i).

8.11	Meaning of “Extraordinary Resolution”

a)	The expression “Extraordinary Resolution” when used in this indenture means, subject as hereinafter in this Section provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Royalty Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Royalty Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66-2/3% of the Royalty Units represented at the meeting and voted on a poll upon such resolution.

b)	If, at any such meeting, the holders of 5% of the aggregate number of Royalty Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Royalty Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 8.02. Such notice shall state that at the adjourned meeting the Royalty Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Royalty Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section shall be an Extraordinary Resolution within the meaning of this indenture, notwithstanding that the holders of less than 5% of the aggregate number of Royalty Units then outstanding are present in person or by proxy at such adjourned meeting.

c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.12	Powers Cumulative
          It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this indenture stated to be exercisable by the Royalty Unitholders by Extraordinary Resolution or that otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Royalty Unitholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.
8.13	Minutes
          Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be provided from time to time for that purpose by the Secretary of the meeting approved by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Royalty Unitholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been named, shall be deemed to have been duly convened and held and all resolutions passed thereat or proceedings taken thereat shall be deemed to have been duly passed and taken.
8.14	Instruments in Writing
          All actions that may be taken and all powers that may be exercised by the Royalty Unitholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the outstanding Royalty Units by an instrument in writing signed in one or more counterparts by such Royalty Unitholders and the expression “Extraordinary Resolution” when used in this indenture shall include an instrument so signed.
8.15	Binding Effect of Resolutions
          Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Royalty Unitholders shall be binding upon all the Royalty Unitholders, whether present at or absent from such meeting, and every instrument in writing signed by Royalty Unitholders in accordance with Section 8.14 shall be binding upon all the Royalty Unitholders, whether signatories thereto or not, and each and every Royalty Unitholder and the Trustee subject to the provisions for its indemnity herein contained shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.
8.16	Evidence of Rights of Royalty Unitholders
          Any request, direction, notice consent or other instrument which this indenture may require or permit to be signed or executed by the Royalty Unitholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Royalty

Unitholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Royalty Unitholders) of the holding by any Person of Royalty Units shall be sufficient for any purpose of this indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.
          The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.
ARTICLE IX
SUCCESSOR CORPORATIONS
9.01	Certain Requirements
          Subject to the Corporation’s right to sell or dispose of Properties as provided in this agreement, the Corporation shall not, directly or indirectly, sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation, and shall not amalgamate or merge with or into any other corporation (any such other corporation being herein referred to as a “successor corporation”) unless:
a)	the successor corporation shall execute, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor corporation of the due and punctual performance and observation of each and every covenant and condition of this indenture, the Trust Indenture, the Unanimous Shareholder Agreement and the Management Agreement, to be observed and performed by the Corporation and the covenant of the successor corporation to observe and perform all the covenants and obligations of the Corporation under this indenture, the Trust Indenture, the Unanimous Shareholder Agreement and the Management Agreement; and

b)	such transaction shall, to the satisfaction of the Trustee and in the opinion of Counsel, be upon such terms as will substantially preserve and not impair any of the rights or powers of the Trustee or of the Unitholders hereunder, under the Trust Indenture, the Management Agreement, or the Unanimous Shareholder Agreement and upon such terms as are in no way prejudicial to the interests of the Unitholders.
9.02	Vesting of Powers in Successor
          Whenever the conditions of Section 9.01 have been duly observed and performed, the successor corporation shall possess and from time to time may exercise each and every right and power of the Corporation under this indenture in the name of the corporation or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such successor corporations.
ARTICLE X
NOTICES
10.01	Notice to Corporation

a)	Any notice to the Corporation under the provisions of this indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at Suite 2900, 240 — 4th Avenue S.W., Calgary, Alberta, T2P 4H4, Attention: the President, and shall be deemed to have been effectively given on the date of delivery or, if mailed, from the time when in the ordinary course of post the said letter should have reached its destination, which for the purpose of this indenture shall be deemed to be 5 days after posting.

b)	The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this indenture.

c)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the Corporation or, if it is delivered to such party at the appropriate address provided in subsection 10.01(a), by cable, telegram, telex or other means of prepaid, transmitted and recorded communication.

10.02	Notice to Unitholders

a)	All notices to be given hereunder with respect to the Units shall be deemed to be validly given to the holders thereof if sent by mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned or in the registers maintained pursuant to the Trust Indenture and shall be deemed to have been given on the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Unitholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

b)	All notices with respect to any Unit may be given to whichever one of the holders hereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of and/or Persons interested in such Unit.

10.03	Notice to Trustee

a)	Any notice to the Trustee under the provisions of this indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the

Trustee at Suite 710 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Corporate Trust Department, effectively given on the date of delivery or, if mailed, from the time when in the ordinary course of post the said letter should have reached its destination, which for the purpose of this indenture shall be deemed to be 5 days after posting.

b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the Trustee or, if it is delivered to such party at the appropriate address provided in subsection 10.03(a), by cable, telegram, telex or other means of prepaid, transmitted and recorded communication.
ARTICLE XI
CONCERNING THE TRUSTEE
11.01	Rights and Duties of Trustee

a)	In the exercise of the rights and duties prescribed or conferred by the terms of this indenture, the Trustee shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances and shall act honestly and in good faith with a view to the best interest of the Unitholders. No provision of this indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, its own willful misconduct or bad faith, or its disregard of its obligations and duties or in any case where the Trustee fails to act honestly, in good faith and in the best interests of the Unitholders, with that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

b)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Unitholders hereunder shall be conditional upon the Unitholders furnishing, when required by notice by the Trustee, sufficient funds to commence or to continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this indenture shall require the Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

c)	The Trustee may, before commencing or at anytime during the continuance of any such act, action or proceeding, require the Unitholders, at whose instance it is acting, to deposit with the Trustee the Units held by them, for which Units the Trustee shall issue receipts.

d)	Every provision of this indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 11.01 and of Section 11.02.

e)	The Trustee shall not borrow money on behalf of the Unitholders, guarantee the obligations of the Unitholders or pledge any property of the Unitholders.

11.02	Evidence, Experts and Advisors

a)	In addition to the reports, certificates, opinions and other evidence required by this indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as the Trustee may reasonably require by written notice to the Corporation.

b)	In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinion, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Trustee pursuant to any provision hereof or pursuant to a request of the Trustee, provided that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this indenture.

c)	Whenever it is provided in this indenture that the Corporation shall deposit with the Trustee resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Trustee take the action to be based thereon.

d)	Proof of the execution of an instrument in writing by any Unitholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

e)	The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisors as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisors who have been appointed with due care by the Trustee.

11.03	Documents, Monies, etc. Held by Trustee
          Any securities, documents of title or other instruments that may at any time be held by the Trustee in the performance of its duties hereunder may be placed in the deposit vaults of the Trustee or of any financial institution or deposited for safekeeping with any such financial institution. Unless herein otherwise expressly provided, any monies so held by the Trustee pending the application or withdrawal thereof under the provisions of this indenture or otherwise may be deposited in the name of the Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, with the consent of the Corporation, may be;

a)	deposited in the deposit department of the Trustee or any other loan or trust corporation authorized to accept deposits under the laws of Canada or a province thereof; or

b)	invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations maturing not more than one year from the date of investment, of any Canadian chartered bank or loan or trust corporation or the Province of Alberta Treasury Branches.
All interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Royalty Unitholders and shall be applied as set forth in this Agreement.
11.04	Actions by Trustee to Protect Interest
          The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interest and the interest of the Unitholders.
11.05	Trustee not Required to Give Security
          The Trustee shall not be required to give any bond or security in respect of the execution of its duties hereunder and powers of this indenture or otherwise in respect of the premises.
11.06	Protection of Trustee
          By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:
a)	the Trustee shall not be able for or by reason of any statements of fact or recitals in this indenture or in the Royalty Unit Certificates (except the representation contained in Section 11.08 or in the certificates of the Trustee on the Royalty Unit Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

b)	nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplementary hereto;

c)	the Trustee shall not be bound to give notice to any Person or Persons of the execution hereof; and

d)	the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation, and the Corporation shall protect and indemnify the Trustee firstly out of its assets and secondly out of the Royalty against all losses, claims costs, damages or liabilities caused by or arising directly or indirectly by reason of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

11.07	Replacement of Trustee: Successor by Merger

a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.07(a), by giving to the Corporation not less than 60 days’ prior notice in writing or such shorter prior notice as the Corporation may accept. The Unitholders by Extraordinary Resolution shall have power at any time to remove the existing Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Unitholders; failing such appointment by the Corporation, the retiring Trustee or any Unitholder may apply to a justice of the Court of Queen’s Bench of Alberta, on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Unitholders. Any new trustee appointed under any provision of this Section 11.07 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta and, if required by the applicable legislation of any province, in such other provinces. On any such appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Trustee shall execute and deliver to the successor trustee an appropriate instrument transferring to such successor trustee all rights and powers of the Trustee hereunder.

b)	Upon the appointment of a successor trustee, the Corporation shall promptly notify the Unitholders thereof in the manner provided for in Article Eleven hereof.

c)	Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under subsection 11.07(a) above.

d)	Any Royalty Unit Certificates certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

11.08	Conflict of Interest

a)	The Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Corporation and meeting the requirements set forth in subsection 11.07(a). If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this indenture and the Royalty Unit Certificates shall not be affected in any manner whatsoever by reason thereof.

b)	Subject to subsection 11.08(a), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Affiliate of the Corporation without being liable to account for any profit made thereby.

11.09	Acceptance of Duties
          The Trustee hereby accepts the duties of the Trustee in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.
11.10	Trustee Not to be Appointed Receiver
          The Trustee and any Affiliate of the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.
11.11	The Manager
          Except as prohibited by law, the Trustee and the Corporation may grant or delegate to a Person or Persons (the “Manager” or “Administrator” as the case may be) such authority as the Trustee and the Corporation may in their sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee and the Corporation under this indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee and the Corporation may grant to the Manager or Administrator the broad discretion and authority to administer and regulate the day-to-day operations relating to the Royalty, to act as agent for the Corporation and the Trustee, to execute documents on behalf of the Corporation and the Trustee and to make decisions which conform to general policies and general principles established hereunder or previously established by the Corporation and the Trustee. The Trustee and the Corporation may enter into a contract or contracts with the Manager or Administrator relating to the Manager or Administrator’s authority, term of appointment, compensation and any other matters deemed desirable by the Trustee and the Corporation. The Corporation, the Trustee, Pengrowth and the Fund shall enter into the Management Agreement pursuant to which Pengrowth shall first be appointed “Advisor” and assigned certain duties of the Manager.
11.12	Amendment of this Indenture
          The Trustee and the Corporation (when authorized by the Board of Directors) are hereby irrevocably directed and authorized to make such amendments to this indenture as they may in their sole and absolute discretion consider necessary or expedient to preserve the status of the Royalty as a Canadian Resource Property, and to execute and deliver all such supplemental and amended and restated indentures and other documents and do such other acts and things as may be necessary or expedient to give effect to any such amendments.

ARTICLE XII
SUPPLEMENTAL INDENTURES
12.01	Provision for Supplemental Indentures for Certain Purposes
          From time to time the Corporation (when authorized by a resolution of its Board of Directors) and the Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:
a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interest of the Unitholders;

b)	giving effect to any Extraordinary Resolution passed as provided in Article Nine;

c)	making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

d)	adding to or altering the provisions hereof in respect of the transfer of Royalty Units, making provision for the exchange of Royalty Unit Certificates, and making any modification in the form of the Royalty Unit Certificates which does not materially affect the substance thereof;

e)	for any other purpose not inconsistent with the terms of this indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

f)	pursuant to Section 11.12.
ARTICLE XIII
RESERVE
13.01	Establishment
          The Grantor shall establish a reserve (the “Reserve”) to fund the payment of Operating Costs, Capital Expenditures, future abandonment, environmental and reclamation costs (the “Reclamation Obligations”), General and Administrative Costs, Royalty Income, Management Fees and Debt Service Charges. The Reserve shall be owned by the Grantor and, subject to Section 13.04, the holders of Royalty Units shall have no interest therein. Interest and other amounts earned by investing the funds in the Reserve will form part of the Reserve.

13.02	Contributions to the Reserve

The following amounts shall be paid into the Reserve:

a)	Other Revenues for a month within sixty days of the end of that month;

b)	such additional amounts of Gross Revenue, if, as and when the Grantor determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices to provide for payment of future Operating Costs and Reclamation Obligations; and

c)	such additional amounts of Gross Revenue, not to exceed twenty percent (20%) of Gross Revenue for the particular period, if, as and when the Grantor determines, in its reasonable discretion, that it would be prudent to do so in accordance with prudent business practices to provide for the payment of future Capital Expenditures or for the payment of Royalty Income in any future period or periods.

13.03	Use of Reserve
          The Grantor shall use the funds in the Reserve to pay Operating Costs, Capital Expenditures, Reclamation Obligations, General and Administrative Costs, Royalty Income, Management Fees and Debt Service Charges. The Grantor may hold the Reserve in one or more bank accounts and may invest the Reserve in Permitted Investments (as defined in the Trust Indenture) as it considers prudent from time to time, subject, however, to any restrictions on investment imposed pursuant to the Credit Facility. The Grantor will not use the Reserve for any other purposes.
13.04	Termination of Reserve
          When there are no Canadian Resource Properties subject to the Royalty, amounts deposited into the Reserve that can reasonably be attributed to Other Revenues will be used to repay principal and interest in respect of indebtedness borrowed or incurred to acquire Other Investments and any excess will be paid to the Grantor. The remaining amounts in the Reserve will be used to pay, in the following order: (i) Debt Service Charges; (ii) Operating Costs and Reclamation Obligations and (iii) General and Administrative Costs and Management Fees. Ninety-nine percent (99%) of the amounts remaining in the Reserve after the payment of the costs described above shall be distributed to the holders of Royalty Units, pro rata.
13.05	Reclamation Trust
          Subject to the terms of the Credit Facility, if changes are made to the Act so as to permit the formation of a vehicle such as a trust which is similar to a “qualifying environmental trust” (as defined in the Act in effect on the date hereof) to secure or otherwise provide funding for Reclamation Obligations relating to the Properties which would have beneficial income tax consequences for the Grantor in the reasonable opinion of the Grantor:
a)	the Grantor shall establish such a vehicle;

b)	the amount then contained in the Reserve to fund Reclamation Obligations shall be paid to such vehicle;

c)	thereafter, amounts which would otherwise have been paid into the Reserve in respect of Reclamation Obligations will, instead, be paid to such vehicle; and

d)	thereafter, for the purposes of computing Operating Costs and Royalty Income, payments to or from such vehicle shall be deemed to be payments to or from the Reserve.
ARTICLE XIV
EXECUTION AND FORMAL DATE
14.01	Execution in Counterparts
          This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.
14.02	Formal Date
          For the purpose of convenience this indenture may be referred to as bearing formal date as of December 2, 1988, irrespective of the actual date of execution hereof.
ARTICLE XV
MISCELLANEOUS
15.01	Assignment
          This Agreement shall not be assignable by the Grantor. This agreement shall enure to the benefit of and shall be binding upon the Royalty Unitholders hereto and their respective successors and permitted assigns.
15.02	No Partnership
          It is not the intention of the parties to create nor will this agreement be construed as creating, a partnership or to render parties liable as partners.
15.03	No Waiver
          No failure on the part of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy, preclude any other or further exercise thereof or the exercise of any other right or remedy of law or in equity or otherwise. No waiver of any provision of this agreement, including this section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by duly authorized representatives of the party making such waiver.

15.04	Further Assurances
          The parties hereto shall, without further consideration, execute and deliver such further and other assurances, deeds, acts and conveyances as may be necessary to properly carry out the intention of this agreement and the transactions contemplated hereby.
15.05	No Implied Terms
          The terms of this agreement express and constitute the entire agreement between the parties and no implied covenant or liability of any kind is created or shall arise except by reason of these presents.
15.06	Time of the Essence

Time shall be of the essence of this agreement.
          IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hand of their proper officers in that behalf.

PENGROWTH CORPORATION

Per:	/s/ “James S. Kinnear” President c/s

Per:	/s/ “Christopher G. Webster”

Corporate Secretary c/s

COMPUTERSHARE TRUST COMPANY OF CANADA for itself and in its capacities as agent or trustee for Royalty Unitholders and Trust Unitholders

Per:	/s/ “Stacie Moore” Authorized Officer c/s

Per:	/s/ “Karen Biscope” Authorized Officer c/s

SCHEDULE A
To the annexed amended and restated indenture dated as of July 27, 2006 and made between
PENGROWTH CORPORATION
and
COMPUTERSHARE TRUST COMPANY OF CANADA,
in its capacity as Trustee for the Royalty Unitholders and the Trust
Unitholders
(Form of Royalty Unit Certificate in the English Language)
ROYALTY UNITS
Pengrowth Corporation
(Incorporated under the Business Corporations Act (Alberta)

No.	Royalty Units

CUSIP #
          THIS CERTIFIES THAT                                                                  is the registered holder of Royalty Units issued by Pengrowth Corporation.
          A transfer of the Royalty Units represented by this Certificate will be registered only upon surrender of this Certificate duly endorsed and in compliance with the laws governing the Corporation and the provisions of the Royalty Indenture referred to below.
          This Royalty Unit Certificate is one of the Royalty Unit Certificates of the Corporation evidencing Royalty Units (the “Royalty Units”) issued or issuable under the provisions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Royalty Indenture”) dated as of December 2, 1988 as amended and restated from time to time and made between the Corporation and Computershare Trust Company of Canada (the “Trustee”), in its capacity as trustee for the Royalty Unitholders and the Trust Unitholders. Reference is hereby made to the Royalty Indenture for particulars of the rights of the holders of the Royalty Units and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Royalty Units evidenced hereby are issued and held, all to the same effect as if the provisions of the Royalty Indenture were herein set forth, to all of which the holder of this Royalty Unit Certificate by acceptance hereof assents. Terms defined in the Royalty Indenture have the same meaning when used herein. The Corporation will furnish to the holder of this Royalty Unit Certificate, upon request and upon payment of reasonable reproduction costs, a copy of the Royalty Indenture. Save and except as provided in the Unanimous Shareholders’ Agreement, nothing contained in the Royalty Unit Certificates, the Royalty Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of shares or other securities of the Corporation or any other right or interest except as herein and in the Royalty Indenture expressly provided.
          The Royalty Indenture provides, among other things, that:
a.	there shall be deducted from a Royalty Unitholder’s share of the Royalty, by way of set off, the Crown royalties; and

b.	where the Corporation determines to sell Properties the approval of the holders of Royalty Units must be obtained before the sale is completed.
          The Royalty Units may be exchanged, at the option of the holder hereof, for Trust Units, issued by Pengrowth Corporation on the basis of one Trust Unit for each Royalty Unit, upon surrender of this Royalty Unit Certificate at the principal office of the Trustee in any of the cities of Calgary, Vancouver and Toronto, at any time so long a there are Trust Units outstanding, all on the terms and conditions set forth in the Royalty Indenture.
          The Royalty Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specified majority of the Units outstanding binding upon all Unitholders.
          This Royalty Unit Certificate shall not be valid for any purpose until it shall have been certified by the Trustee under the Royalty Indenture.
          IN WITNESS WHEREOF Pengrowth Corporation has caused its corporate seal to be hereunto affixed and this Royalty Unit Certificate to be signed by its duly authorized officers as of •, •.

PENGROWTH CORPORATION

Per:

Per:

(Form of Trustee’s Certificate)
          This Royalty Unit Certificate is one of the Royalty Unit Certificates referred to in the Royalty Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Per:

EXCHANGE FORM
TO: Pengrowth Corporation
          The undersigned registered holder of the within Royalty Unit Certificate hereby irrevocably exercises the right to exchange the royalty units (“Royalty Units”) specified below into Trust Units of Pengrowth Corporation in accordance with the terms of the Royalty Indenture and Trust Indenture referred to in such Royalty Unit Certificate and directs that the Trust Units issuable and deliverable upon the exchange be issued and delivered to the person indicated below. This exchange constitutes a transfer of the specified Royalty Units to Pengrowth Corporation in consideration for the said Trust Units. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and the Transfer Form must also be completed.)
*If less than the full number of the within Royalty Units is to be converted, indicate in the space provided the number to be exchanged for Trust Units.
                                                             Royalty Units only.
and for such purpose surrenders this Certificate. Holders must sign below under “Signature”.
The undersigned elects to receive Trust Units in exchange for the above Royalty Units.
SIGNATURE

Signature:		In presence of:
	Holder		Witness
Notice: The signature to this exchange notice must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the United States of America, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.
REGISTRATION

(Print name in which Trust Units issued on exchange are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

TRANSFER FORM
For Value Received the undersigned hereby sells, assigns and transfers unto

(Please print or type name and address of assignee)
                                                                                   Royalty Unit(s) of
Pengrowth Corporation represented by this Certificate.

Dated:

Signature:
Assignor

Name of guarantor:

Authorized signature:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the United States of America, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.